SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                               For 25 March, 2004


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                             BANK OF IRELAND GROUP

                              Pre Close Statement
                             Year to 31 March 2004

                                   Highlights


   - Mid to high single digit percentage growth in alternative EPS

   - Strong growth in underlying alternative EPS

   - Strong performances in all Divisions

   - Positive gap between income and cost growth

   - Strong asset quality

   - Continued progress in our key strategic objectives

   - Chase de Vere goodwill written off

   - Completion of JV with UK Post Office

"We expect to report our thirteenth year of consecutive profit growth with improved Return on Equity driven by strong performances in all of our divisions. We believe we are well positioned to harness the positive business trends we see in our main markets and to continue to grow profits in the future."

Michael D Soden
Group Chief Executive

                               BANK OF IRELAND GROUP

                                   25 March 2004

Pre Close Briefings with analysts

Bank of Ireland Group will meet analysts ahead of its close period for the year ended 31 March 2004. This statement is issued in advance of these meetings.

Bank of Ireland Group

The Group expects to report mid to high single digit percentage growth in profit before exceptionals and taxation and in alternative earnings per share for the year ending 31 March 2004. Excluding the impact of the full year effect of the Irish Government levy on banks, the effect of the strengthening of the euro on the translation of our UK profits, partly offset by the change in accounting policy on mortgage procurement fees, the underlying growth in alternative earnings per share is expected to be a low double digit percentage increase. This reflects a strong performance in all our divisions both domestic and international. The continued upturn in world equity markets has had a positive influence on both our Asset Management and Life and Pensions businesses.

Group net interest income will be broadly in line with the previous year, excluding the effect of the strengthening euro net interest income will increase by mid single digit percentage. Continued good growth in volumes both in Ireland and the UK will be a strong feature. The Group net interest margin is expected to decline from last year's level of 2.38% to a level similar to the half year. Non interest income is expected to grow by low single digit percentage and by mid single digit percentage on a constant currency basis.

We expect to see a positive gap, exceeding our 2% target, between income growth and cost growth.

The joint venture with the UK Post Office was launched on a national basis on 22 March. The joint venture is progressing well, in line with plan. The effect on costs or income is not expected to be material for this financial year.

The rolling share buy back programme continued during the year. Since the commencement of the programme in February 2003 to 13 March 2004, the Group has purchased 48.4 million units of stock at a cost of EUR510 million. Strong capital ratios have been maintained.

Exceptional Items

At the time of our half year release the Group accounts included an exceptional item of EUR28 million of a profit, which is excluded from alternative earnings per share, relating to the net proceeds of the sale of our share in the alliance between Bank of Ireland Securities Services and State Street Bank, some costs relating to restructuring undertaken in the previous year and implementation costs associated with the Business Improvement Programme in the UKFS. Additional exceptional costs relating to implementation of this programme in the UKFS are expected to amount to StgGBP8 million in the second half.

In line with our portfolio management approach we have reviewed our IFA business in the UK. It is expected that an exceptional charge for the year will be taken for the write-off of the remainder of the goodwill associated with Chase de Vere in the order of StgGBP65 million together with some provisions not expected to exceed StgGBP15 million for the impairment of certain assets in the IFA business.

Asset Quality

Asset quality is sound. The credit grade profile of the Group's loan book remains strong. The loan book continues to benefit from the benign economic and interest rate environments in our main markets. These conditions are likely to prevail for the year ahead. Balances under provision will be similar to the half year.

The arrears position is expected to show an improvement on the March 2003 position and the loan loss charge is expected to be low teen millions lower than the charge in March 2003. The quality of the loan book continues to reflect a prudent and consistent approach to the underwriting and management of credit across the Group.

The Non-Designated Specific Provision (NDSP) is available, in certain pre-defined circumstances, to offset specific loan losses as they crystallise. A drawing from the NDSP, similar to last year, will be made in the current year in Retail Republic of Ireland and Wholesale Financial Services.

Review of Businesses

The pre close statement reflects some minor internal organisational changes. Private Banking and Isle of Man businesses move from Wholesale Financial Services into Retail Republic of Ireland and UK Financial Services, respectively. Restated divisional slides for the six month periods September 2003 and September 2002, and for the year end March 2003 can be viewed on the Bank of Ireland Group website - www.bankofireland.ie/investor.

Retail Republic of Ireland

Retail Republic of Ireland is expected to report good growth in profits and strong volume increases, with asset quality continuing to be very satisfactory and costs well contained.

Reported profits for the year are expected to grow by a mid to high single digit percentage over the previous year. When gains from property disposals are excluded from both periods, growth is expected to be a low double digit percentage.

Lending volumes are expected to increase by a high teens percentage with mortgage lending showing a very strong high twenties percentage growth and other lending ahead by a low teens percentage. Resources volumes are expected to show mid to high single digit percentage growth.

Narrower resources margins associated with the continuing low level of interest rates, together with the wholesale funding of a larger balance sheet will result in a reduction in net interest margin of circa twenty basis points. Mid single digit percentage growth is expected in net interest income.

Non interest income is expected to show a mid to high single digit percentage increase. Excluding gains from property disposals, growth is expected to approach a low double digit percentage.

Mid single digit percentage growth in costs is expected.

The charge for loan losses is expected to be similar to last year.

Bank of Ireland Life

Bank of Ireland Life has had a very satisfactory performance in the year with a strong recovery in sales and operating profits in the second half. While overall sales for the year are down, this is solely due to the closure of the Government sponsored savings scheme; excluding this contract, sales are ahead by a mid teens percentage. Operating profits will be flat year on year, which reflects a strong recovery from the half-year position. Overall profit before tax will be strongly ahead on the back of rising equity markets.

Wholesale Financial Services

Wholesale Financial Services is expected to report a low single digit percentage increase in profit before tax, a strong performance against last year's record outturn which benefited from falling interest rates and some large once-off gains.

Income, including share of associates, is expected to show low single digit percentage growth. Costs are expected to increase by a mid single digit percentage, reflecting continuing investment by the division in strategic new business initiatives.

Loan losses are expected to be mid single digit millions higher. The quality of the loan book remains strong.

Corporate Banking's profit before tax is expected to be similar to last year. Lending volumes are expected to be broadly flat on a constant currency basis. Resource volumes have grown strongly. A buoyant deal flow pipeline underpins our confidence in the outlook for the next fiscal year.

Profits are expected to be broadly flat in Global Markets (renamed from Treasury & International Banking), notwithstanding lower exceptional trading gains and challenging market conditions.

First Rate is expected to report a strong performance against a backdrop of difficult conditions in the Travel and Tourism Industry, buoyed by the continuing success of its joint venture with the UK Post Office. Davy and IBI Corporate Finance are expected to report very satisfactory results.

UK Financial Services
(In Local Currency)

The UKFS division expects to report a high single digit percentage increase in profit before goodwill and taxation and to show a positive cost income jaw. Profit before tax is expected to grow by a low double digit percentage.

Net interest income is expected to increase by a low single digit percentage reflecting good growth in the loan book. The net interest margin is expected to show a decline of high teens basis points, which is due to a change in the residential mortgage portfolio resulting from the substitution of newer standard lending at lower margins linked to base rate for the older book of standard variable rate loans, together with higher wholesale funding. Other income is expected to fall by a mid single digit percentage, which is due to a continued lack of consumer confidence in the investment market. Total income is expected to be similar to last year.

Operating expenses are expected to reduce by a low single digit percentage, as benefits from the ongoing business improvement programme are realised. At the year-end, this will be most evident from reduced cost levels in Chase de Vere and the closure of 33 Bristol & West retail branches. The UKFS division remains on track to deliver GBP30 million cost reductions (in addition to the cost savings achieved in Chase de Vere) over the next two years with the objective of achieving a cost income rate in the mid to high 40s.

Lending is forecast to increase by a low teen percentage reflecting growth in both the residential and the business banking loan portfolios. Residential lending is expected to show a low double digit percentage growth with business lending expected to increase by a high teen percentage year on year. Resources are expected to be similar to last year, as the division has not competed aggressively on price for volume in the retail sector.

Asset quality remains strong, with residential mortgage arrears levels lower than the industry average (Council of Mortgage Lenders). The charge for loan losses will be similar to the half year and significantly lower than last year.

The division is going through a period of transformation. The management team has been strengthened in the year, and ongoing restructure programmes are designed to position the business for growth.

Asset Management Services

Profit before taxation and goodwill is expected to grow by a low teen percentage and profit before tax is expected to grow by a low double digit percentage over the same period last year. New business levels remain satisfactory.

The sustained improvement in global equity markets during the year has positively impacted on the value of assets under management in Bank of Ireland Asset Management (BIAM) and Iridian.

Bank of Ireland Securities Services (BOISS), the custody and fund administration business, continues to perform well. During the year BOISS completed the sale of its share of the alliance it operated with State Street. The profit on the sale of the Group share will be shown as an exceptional item and excluded from alternative earnings per share.

Ends
25 March 2004

John O'Donovan, Group Chief Financial Officer will host a conference call at
9.30 GMT on 25 March 2004. Dial in details are attached.

Preliminary results for the year to 31 March 2004 will be published on Thursday 13 May 2004.

For further information:

John O'Donovan      Group Chief Financial Officer              353 1 632 2054
Fiona Ross          Head of Group Investor Relations           353 1 604 3501
Dan Loughrey        Head of Group Corporate Communications     353 1 604 3833


This announcement contains certain forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish economy and the international capital markets, the Group's ability to expand certain of its activities, competition, the Group's ability to address information technology issues and the availability of funding sources. The Bank of Ireland Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

Conference Call Details

John O'Donovan, Group Chief Financial Officer will host a conference call at
9.30 GMT on 25 March 2004. Dial in details as follows: -

   - Irish participants will dial: 01 439 0433. International participants will dial: +353 1 439 0433.

   - UK participants will dial: 0207 769 6433. International participants will dial: + 44 207 769 6433.

Replay Facility Details

   - Irish participants will dial: 01 240 0041. International participants will dial: +353 1 240 0041.

   - The alternative back-up Number: +44 207 769 6425.

   - US participants will dial: 1 630 652 3000.

   - The Digital Replay Security code is: 326717#

   - This service will be available approximate one hour after the conference call has ended and will be available until 5:00 p.m. BST 01/04/2004



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 25 March, 2004